UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File No.: 333-74483

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Willis 401(k) Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

Willis North America Inc.

Attn: Adam Rosman

One World Financial Center

200 Liberty Street

New York, NY 10281-1003

(212) 915-8888

Willis 401(k) Retirement Savings Plan

Employer ID No: 13-5654526

Plan Number: 003

Financial Statements as of December 31, 2013 and 2012, and for the Year Ended December 31, 2013, Supplemental Schedule as of December 31, 2013, and Report of Independent Registered Public Accounting Firm

WILLIS 401(k) RETIREMENT SAVINGS PLAN

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of

Willis 401(k) Retirement Savings Plan

Nashville, Tennessee

We have audited the accompanying statements of net assets available for benefits of the Willis 401(k) Retirement Savings Plan (the “Plan”) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2013, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2013 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2013 financial statements taken as a whole.

Nashville, TN

June 27, 2014

WILLIS 401(k) RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2013 AND 2012

	2013	2012

ASSETS:
Participant-directed investments — at fair value	$783,083,857	$660,361,027

Total investments	783,083,857	660,361,027

Receivables:
Notes receivable from participants	8,824,628	8,490,515
Contributions receivable from employer	14,408,250	9,555,723
Contributions receivable from participants	1,089,114	1,034,684

Total receivables	24,321,992	19,080,922

NET ASSETS REFLECTING ALL INVESTMENTS AT FAIR VALUE	807,405,849	679,441,949

ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE STABLE VALUE FUNDS	(13,823,365)	(20,683,722)

NET ASSETS AVAILABLE FOR BENEFITS	$793,582,484	$658,758,227

See notes to financial statements.

WILLIS 401(k) RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2013

ADDITIONS:
Contributions:
Participant contributions	$43,018,336
Rollover contributions	6,670,930
Employer contributions	14,402,366

Total contributions	64,091,632

Investment income:
Net appreciation in fair value of investments	106,921,714
Dividends	13,530,893
Interest	5,196,761

Net investment income	125,649,368

Interest income on notes receivable from participants	358,514

DEDUCTIONS:
Benefits paid to participants	(54,868,760)
Administrative expenses	(406,497)

Total deductions	(55,275,257)

INCREASE IN NET ASSETS	134,824,257

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	658,758,227

End of year	$793,582,484

See notes to financial statements.

WILLIS 401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2012, AND FOR THE YEAR ENDED DECEMBER 31, 2013

1.	DESCRIPTION OF THE PLAN

The following description of the Willis 401(k) Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.

General — The Plan is a defined contribution plan sponsored by Willis North America Inc. (the “Company” or “Employer”), a subsidiary of Willis Group Holdings plc, and covers all eligible employees of the Company and its subsidiaries. The Benefits Committee of the Board of Directors of the Company controls and manages the operation and administration of the Plan. State Street Bank and Trust serves as the trustee of the Plan and Transamerica Retirement Solutions (formerly Diversified Investment Advisors) serves as the record keeper. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions — Full-time and part-time employees of the Company are eligible to participate in the Plan. Newly hired employees are automatically enrolled in the Plan after 60 days of service with a 3% pre-tax contribution rate of eligible compensation. Participants may elect to contribute between 1% and 99% of their eligible compensation as pretax and/or Roth 401(k) contributions, subject to Internal Revenue Service (IRS) limits. Eligible compensation consists of the participant’s base pay plus commissions and production incentives received during the calendar year.

After a year of service, participants are eligible for a 100% match of employee contributions made by the Company up to a maximum of 3% for 2013 and 2% for 2012 of the employee’s annual eligible compensation. The match is subject to certain Internal Revenue Code (IRC) limitations. The Company match is discretionary, calculated annually and automatically invested per the participant’s investment elections.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s match, and Plan earnings, and charged with withdrawals, an allocation of Plan losses, and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments — Participants direct the investment of their contributions and Employer matching contributions into various investment options offered by the Plan. The Plan currently offers a variety of mutual funds, Willis Group Holdings plc common stock, and stable value funds as investment options for participants.

The Willis Stable Value Fund and Transamerica Financial Life Insurance Company (TFLIC) Stable 5 Fund are fully benefit-responsive and are invested in separate group annuity insurance contracts with TFLIC. In addition, participants have the option of transferring amounts from the above Plan offered funds into a self-directed brokerage account.

Vesting — Participants are vested immediately in their contributions, plus actual earnings thereon. Employer contributions and earnings thereon are 25% vested after two years of service, 50% after three years, 75% after four years, and fully vested after five years of service with the Company, or a predecessor company, or as soon as the employee reaches the age of 65, dies, or becomes disabled, whichever occurs first.

Notes Receivable from Participants — Participants may borrow from their fund accounts up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are secured by an assignment of a participant’s vested interest in the Plan, and bear interest at rates commensurate with local prevailing rates at the time funds are borrowed, as determined quarterly by the Plan administrator. Principal and interest is paid ratably through payroll deductions. Participant loans are classified as notes receivable and measured at the unpaid principal balance plus accrued but unpaid interest.

Payment of Benefits — On termination of service with the Company (including termination of service due to death, disability, or retirement), a participant may generally elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments.

Participants are also eligible to make hardship withdrawals from their deferred contributions in the event of certain financial hardships. Following a financial hardship withdrawal, participants are not allowed to contribute to the Plan for a period of six months.

Forfeited Accounts — When participants terminate employment with the Company, the non-vested portion of the participant’s account as defined by the Plan, represents a forfeiture. The plan document permits the use of forfeitures to either reduce future employer contributions or plan administrative expenses for the year. During the years ended December 31, 2013 and 2012, non-vested forfeiture amounts were $271,714 and $164,798, respectively, all of which were used to offset employer contributions.

Plan Termination — Although the Company has not expressed any intent to terminate the Plan, it may cease making contributions or terminate the Plan, at any time, subject to the provisions of ERISA. Upon full or partial termination of the Plan, the balance in each participant’s or retired participant’s accounts becomes nonforfeitable and each participant, retired participant, or beneficiary is entitled to receive any amounts then credited to his/her accounts in the trust, provided that the Company may elect to continue the trust and make payments therefrom, pursuant to the terms of the Plan.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 7 for discussion on fair value measurements.

Investment contracts held by a defined contribution plan are required to be reported at fair value; however, contract value is the relevant measurement attribute for that portion of the net assets available for benefits that is attributable to fully benefit-responsive investment contracts. Contract value is the amount Plan participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared using the contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Management fees and operating expenses charged to the Plan for investments in the mutual funds and guaranteed investment contracts are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan provides various investment instruments, including common stock, mutual funds, and stable value funds. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the value of the participant’s account balances and the amounts reported in the financial statements.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Administrative Expenses — Administrative expenses of the Plan are paid by the participants and the Plan as provided in the Plan document. The record keeper is compensated to administer the Plan through net fees of 0.13% withdrawn from participants’ accounts for selecting certain investment options. The Plan may additionally use funds allocated to the Expense Budget Account (EBA) to pay administrative expenses approved by the Employer or can be allocated to participants at the end of the year, at the direction of the Employer. The EBA is a plan level unallocated account that can be credited when fees withdrawn from participants’ accounts are in excess of 0.13% and/or other amounts withdrawn from participants’ accounts. The EBA is also funded based on a plan service fee of 0.02%.

Payment of Benefits — Benefit payments to participants are recorded upon distribution. All distribution payments are processed the same day, therefore, at December 31, 2013 and 2012 there were no amounts allocated to accounts of persons who have elected to withdraw from the Plan, but have not yet been paid.

Excess Contributions Payable — The Plan is required to return contributions received during the Plan year in excess of the IRC limits. There were no excess contributions payable at December 31, 2013 and 2012.

3.	INVESTMENTS

Individual investments that represent greater than 5% of the Plan’s net assets available for benefits are as follows:

As of December 31, 2013:
Willis Stable Value Fund (at contract value)	$117,407,314
Pimco Total Return Fund	68,880,232
Transamerica Partners Institutional Stock Index Fund	67,334,207
TRowe America Growth Fund	56,891,806
American Funds Income Fund	49,527,546
American Funds Fundamental Investment Fund	53,302,126
American Funds Europacific	45,742,855

As of December 31, 2012:
Willis Stable Value Fund (at contract value)	$109,669,424
Pimco Total Return Fund	73,490,247
Transamerica Partners Institutional Stock Index Fund	51,582,362
American Funds Income Fund	44,749,737
TRowe America Growth Fund	42,898,809
American Funds Fundamental Investment Fund	40,951,616
American Funds Europacific	38,028,653
TFLIC Stable 5 Fund (at contract value)	35,151,714

During the year ended December 31, 2013, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) as follows:

Mutual funds	$98,697,116
Common stock	8,259,928
Money market funds and other financial assets	(35,330)

Net appreciation in fair value of investments	$106,921,714

4.	FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS

The Plan has two fully benefit-responsive investment contracts with TFLIC. TFLIC maintains the contributions in a non-pooled separate account (Willis Stable Value Fund) and a pooled separate account (TFLIC Stable 5 Fund), which are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contracts are included in the financial statements at fair value and then adjusted to contract value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The contracts have certain restrictions that affect the ability to collect the full contract value, for example, the Plan may not withdraw more than 20% of the beginning of the year balance of the contract without incurring a penalty. Plan management believes that the occurrence of events that would cause the Plan to transact at less than contract value is not probable. TFLIC may not terminate the contracts at any amount less than contract value.

TFLIC is contractually obligated to pay the principal and specified interest rate that is guaranteed to the Plan. The crediting interest rate is based on a formula agreed upon with TFLIC, but may not be less than 0%. Such interest rates are reviewed for resetting on a quarterly basis for the Willis Stable Value Fund and on an annual basis for the TFLIC Stable 5 Fund. The crediting rate of the contract will track current market yields on a trailing basis.

	2013	2012

Willis Stable Value Fund average yields:
Based on annualized earnings (1)	3.73%	10.42%
Based on interest rate credited to participants (2)	2.70	2.93

TFLIC Stable 5 Fund average yields:
Based on annualized earnings (1)	4.58%	15.80%
Based on interest rate credited to participants (2)	4.44	3.28

(1)	Computed by dividing the annualized actual earnings of the contract on the last day of the Plan year by the fair value of the investments on the same date.
(2)	Computed by dividing the annualized earnings credited to participants on the last day of the Plan year by the fair value of the investments on the same date.

5.	FEDERAL INCOME TAX STATUS

The IRS has determined and informed the Company by a letter dated May 14, 2008, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC, and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements. During 2012, the Plan administrator filed for an updated determination letter and in a letter dated March 13, 2013, the IRS has determined and informed the Company that the Plan and related trust are designed with the applicable IRC regulations.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. The Plan administrator believes it is no longer subject to income tax examinations for years prior to December 31, 2009.

6.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Transactions with parties-in-interest include investments in shares of Willis Group Holdings plc common stock, contributions from the Company, investments in certain funds managed by the recordkeeper of the Plan, and the investment contracts managed by TFLIC; therefore, these transactions qualify as exempt party-in-interest transactions. Administrative expenses of the Plan not borne by participants are paid by the Company. Such amounts paid by the Company in 2013 and 2012 were not significant.

At December 31, 2013 and 2012, the Plan held 483,775 and 499,804 shares, respectively, of common stock of Willis Group Holdings plc, with a fair value of $21,677,953 and $17,654,599, respectively.

7.	FAIR VALUE MEASUREMENTS

Accounting Standard Codification (ASC) 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan’s policy is to recognize significant transfers between levels at the end of the reporting period.

Asset Valuation Techniques — Valuation technologies maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013 and 2012.

Mutual Funds — Valued at the daily closing price as reported by the fund. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Common Stocks — Valued at the closing price reported on the active market on which the individual securities are traded.

Guaranteed Investment Contracts — Valued at the net asset value of units of a bank collective trust. The net asset value as provided by the trustee, is used as a practical expedient to estimate fair value. The net asset value is based on the fair value of the underlying investments held by the fund less its liabilities.

Money Market Funds — Valued at amortized cost, which approximates fair value.

The following tables set forth by level, within the fair value hierarchy, a summary of the Plan’s investments measured at fair value on a recurring basis as of December 31, 2013, and December 31, 2012:

	Assets at Fair Value as of December 31, 2013
	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Mutual Funds:
Large Cap Stocks:
Domestic	$296,719,964	$—	$—	$296,719,964
International	51,245,681	—	—	51,245,681
Mid/Small Cap Stocks	104,370,208	—	—	104,370,208
Retirement Funds	32,544,624	—	—	32,544,624
Bonds:
Investment Grade	68,880,232	—	—	68,880,232
High Yield	17,482,283	—	—	17,482,283
Various Diversified Funds	7,365,011	—	—	7,365,011
Common Stocks:
Willis Group Holdings plc	21,677,953	—	—	21,677,953
Other Common Stock	12,609,854	—	—	12,609,854
Guaranteed Investment
Contracts	—	163,969,779	—	163,969,779
Money Market Funds	—	5,332,175	—	5,332,175
Other Financial Assets	886,093	—	—	886,093

Total Assets at Fair Value	$613,781,903	$169,301,954	$—	$783,083,857

	Assets at Fair Value as of December 31, 2012
	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Mutual Funds:
Large Cap Stocks:
Domestic	$229,167,332	$—	$—	$229,167,332
International	41,490,346	—	—	41,490,346
Mid/Small Cap Stocks	78,042,741	—	—	78,042,741
Retirement Funds	17,382,583	—	—	17,382,583
Bonds:
Investment Grade	73,490,247	—	—	73,490,247
High Yield	16,143,848	—	—	16,143,848
Various Diversified Funds	5,597,312	—	—	5,597,312
Common Stocks:
Willis Group Holdings plc	17,654,599	—	—	17,654,599
Other Common Stock	10,443,830	—	—	10,443,830
Guaranteed Investment
Contracts	—	165,504,860	—	165,504,860
Money Market Funds	—	4,575,040	—	4,575,040
Other Financial Assets	868,289	—	—	868,289

Total Assets at Fair Value	$490,281,127	$170,079,900	$—	$660,361,027

Transfers Between Levels — The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

For the years ended, December 31, 2013 and 2012, there were no transfers between levels.

8.	SUBSEQUENT EVENTS

Subsequent events were evaluated through the date of financial statement issuance. Based on this review, no significant event occurred that requires disclosure.

* * * * * *

SUPPLEMENTAL SCHEDULE

WILLIS NORTH AMERICA INC.

401(K) RETIREMENT SAVINGS PLAN

Employer Identification Number - 13-5654526

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2013

Identity of issue, borrower, lessor, or similar party		Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current Value

Mutual Funds
Large Cap Stocks
Domestic
American Funds Income Fund		Mutual Fund	$49,527,546
American Funds Fundamental Investment Fund		Mutual Fund	53,302,126
JPMorgan US Equity Fund		Mutual Fund	36,004,195
MFS Value Fund		Mutual Fund	33,660,084
T Rowe America Growth Fund		Mutual Fund	56,891,806
Transamerica Partners Institutional Stock Index Fund		Mutual Fund	67,334,207

Total			296,719,964

International
American Funds Europacific		Mutual Fund	45,742,855
Russell Emerging Markets Fund		Mutual Fund	5,502,826

Total			51,245,681

Mid/Small Cap Stocks
Columbia Small Cap Value Fund		Mutual Fund	29,861,591
Eagle Small Cap Growth		Mutual Fund	27,494,504
Fidelity Spartan Extended Market Index		Mutual Fund	8,605,578
Prudential Mid Cap		Mutual Fund	24,652,295
Ridge Worth Mid Cap Value		Mutual Fund	13,756,240

Total			104,370,208

Retirement Funds
T Rowe RA 2010		Mutual Fund	2,155,787
T Rowe RA 2020		Mutual Fund	10,533,030
T Rowe RA 2030		Mutual Fund	9,245,185
T Rowe RA 2040		Mutual Fund	6,458,105
T Rowe RA 2050		Mutual Fund	2,480,329
T Rowe RA Income		Mutual Fund	1,672,188

Total			32,544,624

Bonds
Investment Grade
PIMCO Total Return Fund		Mutual Fund	68,880,232

Total			68,880,232

High Yield
Transamerica Partners Institutional High Yield Fund		Mutual Fund	17,482,283

Total			17,482,283

Various Diversified Mutual Funds
ABERDEEN GLOBAL HIGH INCM F	71	Mutual Fund	746
ABERDEEN GLOBAL SELECT OPPTY	307	Mutual Fund	12,158
ACADIAN EMERGING MKTS PORTFO	537	Mutual Fund	9,857
ADVISORONE AMERIGO FUND CL N	1,413	Mutual Fund	24,426
ADVISORONE CLERMONT FUND CL N	2,015	Mutual Fund	21,476
ADVISORONE DESCARTES N	874	Mutual Fund	11,120
ADVISORONE ENHANCED INCM N	528	Mutual Fund	5,559
ADVISORONE FLEXIBLE INCM N	1,089	Mutual Fund	11,154
ADVISORONE LIAHONA N	1,821	Mutual Fund	19,122
ADVISORONE SELECT ALLOCA	1,562	Mutual Fund	17,228
AKRE FOCUS FD RETAIL	701	Mutual Fund	14,602
ALLIANCEBERNSTEIN DISCOV	2,626	Mutual Fund	25,809
AMANA INCOME FUND	233	Mutual Fund	10,197
AMERICAN BEACON BRIDGE	1,131	Mutual Fund	24,073
AMERICAN BEACON STEPHENS SM CA	582	Mutual Fund	9,891
AMERICAN CENTURY EQUITY GROWTH	107	Mutual Fund	3,296
AMERICAN FD GROWTH FD OF AMERI	3,881	Mutual Fund	165,856
ANGEL OAK MULTI STRATEGY INCM	321	Mutual Fund	3,857
AQR DIVERSIFIED ARBITR	836	Mutual Fund	9,116
AQR INTL MOMENTUM FD CL L	1,065	Mutual Fund	16,771
AQR MGD FUTURES STRAT FD CL I	2,325	Mutual Fund	24,623
AQR MOMENTUM FD CL L	1,973	Mutual Fund	40,819
AQR MULTI STRATEGY ALT FD CL	3,031	Mutual Fund	29,646
AQR RISK PARITY FD CL I	2,741	Mutual Fund	29,521
AQR SMALL CAP MOMENTUM FD CL	736	Mutual Fund	16,435
ARTISAN GLOBAL OPPTY INV CL	543	Mutual Fund	9,938
ARTISAN INTL FUND INV	1,246	Mutual Fund	37,975
ARTISAN INTL VALUE FUND INV	1,092	Mutual Fund	40,148
ARTISAN SM CAP FD INV	339	Mutual Fund	10,030
BAIRD SHORT TERM BD INST	2,200	Mutual Fund	21,321
BARON ASSET FUND	186	Mutual Fund	11,546
BARON SMALL CAP FUND	895	Mutual Fund	31,124
BERWYN INCOME FUND	7,239	Mutual Fund	101,415
BLACKROCK EQTY DIVIDEND FD INV	534	Mutual Fund	12,976
BLACKROCK GLOBAL ALLOCA	488	Mutual Fund	10,414

WILLIS NORTH AMERICA INC.

401(K) RETIREMENT SAVINGS PLAN

Employer Identification Number - 13-5654526

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2013

Identity of issue, borrower, lessor, or similar party		Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current Value
BLACKROCK INTL OPPTY A	652	Mutual Fund	25,983
BLACKROCK MULTI ASSET INCM P	926	Mutual Fund	10,465
BLACKROCK STRAT INCM OPPTY	3,922	Mutual Fund	39,847
BROWN CAP MGMT SMALL CO FD INV	250	Mutual Fund	18,519
BUFFALO DISCOVERY FUND	1,667	Mutual Fund	33,235
BUFFALO FLEXIBLE INCOME FUND	1	Mutual Fund	21
BUFFALO GROWTH FUND	1,522	Mutual Fund	53,025
CALVERT INTL OPPTY FD A	1,292	Mutual Fund	21,490
CGM FOCUS FUND	222	Mutual Fund	8,969
COHEN & STEERS REALTY SHARES	83	Mutual Fund	5,220
COLUMBIA ACORN FUND CL Z	1,233	Mutual Fund	46,009
COLUMBIA MASTERS INTL EQTY A	1,550	Mutual Fund	15,840
CREDIT SUISSE COMMODITY RETURN	14,516	Mutual Fund	104,952
DELAFIELD FUND	1,216	Mutual Fund	46,257
DFA COMMODITY STRATEGY PORT	3,994	Mutual Fund	33,187
DFA EMERGING MKTS CORE EQTY P	2,692	Mutual Fund	52,389
DFA EMERGING MKTS PORT INSTL	1,009	Mutual Fund	26,187
DFA EMERGING MKTS SMALL CAP PO	125	Mutual Fund	2,507
DFA EMERGING MKTS VALUE PORT I	94	Mutual Fund	2,591
DFA GLOBAL REAL ESTATE SECURI	10,260	Mutual Fund	90,703
DFA INTL CORE EQTY PORT INSTL	5,610	Mutual Fund	71,865
DFA INTL REAL ESTATE SECURI	770	Mutual Fund	3,865
DFA INTL SMALL CAP VALUE PORT	937	Mutual Fund	19,072
DFA INTL SMALL CO PORT INSTL	2,846	Mutual Fund	54,681
DFA INTL VALUE III PORT	955	Mutual Fund	16,668
DFA LARGE CAP VALUE III PORTFO	1,683	Mutual Fund	39,899
DFA REAL ESTATE SECURI	253	Mutual Fund	6,554
DFA SLCTIVELY HEDGED GLOBAL	1,520	Mutual Fund	15,182
DFA TWO YEAR GLBL FIXED INCM P	396	Mutual Fund	3,967
DFA US CORE EQTY 2 PORT INSTL	5,580	Mutual Fund	91,344
DFA US LARGE CAP VALUE PORT I	10,795	Mutual Fund	341,337
DFA US SMALL CAP VALUE PORT I	1,598	Mutual Fund	56,601
DFA US TARGETED VALUE PORT I	1,167	Mutual Fund	26,574
DIREXION MONTHLY SMALL CAP BE	84	Mutual Fund	269
DODGE & COX INTL STOCK FUND	941	Mutual Fund	40,495
DODGE & COX STOCK FUND	396	Mutual Fund	66,829
DOUBLELINE TOTAL RETURN BD FD	5,188	Mutual Fund	55,926
DREYFUS SMALL CAP STOCK INDEX	333	Mutual Fund	9,874
DRIEHAUS EMERGING MRKTS GROWTH	161	Mutual Fund	5,224
DWS ENHANCED COMMODITY STRAT	1,158	Mutual Fund	17,606
DWS SMALL CAP VALUE FD A	913	Mutual Fund	26,089
EATON VANCE FLOATING RATE F	1,220	Mutual Fund	11,197
FAIRHOLME FUND	786	Mutual Fund	30,793
FEDERATED HIGH YIELD TRUST	1,214	Mutual Fund	8,216
FEDERATED PRUDENT BEAR FD CL	1,077	Mutual Fund	2,844
FEDERATED US GOVT SEC FD 1 TO	1,941	Mutual Fund	20,599
FIDELITY CAPITAL APPR FD	577	Mutual Fund	20,887
FIDELITY FOCUSED STOCK FUND	423	Mutual Fund	8,349
FIDELITY INTL DISCOVERY FUND	438	Mutual Fund	17,750
FIDELITY LATIN AMER FUND	564	Mutual Fund	17,637
FIDELITY LEVERAGED COMPAN	6,826	Mutual Fund	295,174
FIDELITY SLCT COMM EQUIPM	57	Mutual Fund	1,670
FIDELITY SLCT HEALTH CARE P	91	Mutual Fund	17,188
FIDELITY SLCT SOFTWARE & COMPU	54	Mutual Fund	6,422
FIDELITY SLCT TELECOM PORTFO	34	Mutual Fund	2,032
FIRST EAGLE GLOBAL FUND CL A	2,865	Mutual Fund	153,607
FIRST EAGLE OVERSEAS FUND C	55	Mutual Fund	1,281
FMI LARGE CAP FUND	118	Mutual Fund	2,457
FRANKLIN INCM FD CL A	4,370	Mutual Fund	10,576
GABELLI ASSET FUND AAA	39	Mutual Fund	2,569
GABELLI EQUITY INCOME FUND C	835	Mutual Fund	23,868
GABELLI SMALL CAP GROWTH FUND	951	Mutual Fund	45,916
GATEWAY FUND CL A	587	Mutual Fund	17,017
HARBOR CAP APPRECIATION FUND I	1,636	Mutual Fund	92,772
HARBOR COMMODITY REAL RETURN	640	Mutual Fund	3,789
HARBOR INTERNATIONAL FUND I	336	Mutual Fund	23,654
HARDING LOEVNER EMERGING MARKE	181	Mutual Fund	8,818
HEARTLAND SELECT VALUE FUND I	229	Mutual Fund	7,739
HEARTLAND VALUE PLUS FD INV CL	889	Mutual Fund	31,852
HENNESSY FOCUS FD INV CL	82	Mutual Fund	5,439
HENNESSY SMALL CAP FINANC	317	Mutual Fund	8,064
ICON ENERGY FUND CL S	0	Mutual Fund	9
INVESCO TECHNOLOGY FD INV CL	13	Mutual Fund	502

WILLIS NORTH AMERICA INC.

401(K) RETIREMENT SAVINGS PLAN

Employer Identification Number - 13-5654526

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2013

Identity of issue, borrower, lessor, or similar party		Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current Value
IQ ALPHA HEDGE STRATEGY INST C	2,732	Mutual Fund	29,692
IRONCLAD MGD RISK	946	Mutual Fund	10,515
IVY ASSET STRATEGY FUND CL A	470	Mutual Fund	15,040
JANUS BALANCED FD CL T	635	Mutual Fund	19,038
JANUS CONTRARIAN FD CL T	407	Mutual Fund	8,512
JANUS ENTERPRISE FD CL T	69	Mutual Fund	5,621
JANUS GLOBAL LIFE SCIENC	242	Mutual Fund	10,428
JANUS GROWTH & INCM CL T	31	Mutual Fund	1,391
JANUS INTECH US GROWTH T	1,177	Mutual Fund	23,215
JANUS OVERSEAS FD CL T	117	Mutual Fund	4,297
JANUS TRITON FD CL T	5,227	Mutual Fund	123,517
JANUS VENTURE FD CL T	152	Mutual Fund	9,934
JENSEN QUALITY GROWTH FD CL J	312	Mutual Fund	11,801
JHANCOCK INCOME FUND CL A	2	Mutual Fund	16
JHANCOCK3 DISCIPLINED VALUE	1,161	Mutual Fund	21,462
JPMORGAN EQUITY INCOME A	836	Mutual Fund	10,761
JPMORGAN INCM BUILDER FD A	1,013	Mutual Fund	10,424
LAUDUS U.S. LARGE CAP GROWTH	1,097	Mutual Fund	20,363
LEUTHOLD CORE INVESTMENT FUND	549	Mutual Fund	10,000
LITMAN GREGORY MASTERS ALT ST	3,910	Mutual Fund	44,658
LOOMIS SAYLES BOND FUND CL I	4,634	Mutual Fund	70,248
LOOMIS SAYLES BOND FUND CL R	2,087	Mutual Fund	31,493
LOOMIS SAYLES GLOBAL BD FD CL	3,313	Mutual Fund	52,981
MAINSTAY LARGE CAP GROWTH	1,307	Mutual Fund	13,133
MAINSTAY MARKETFIELD FD CL I	1,128	Mutual Fund	20,896
MAIRS AND POWER GWTH FD	150	Mutual Fund	16,686
MANAGERS REAL ESTATE SECURI	50	Mutual Fund	484
MANAGERS SKYLINE SPECIAL EQUIT	71	Mutual Fund	2,831
MARATHON VALUE PORTFOLIO	953	Mutual Fund	20,969
MARSICO GLOBAL FD	1,223	Mutual Fund	17,385
MATTHEWS CHINA FUND	533	Mutual Fund	12,172
MERGER FUND	466	Mutual Fund	7,455
MERIDIAN GROWTH FUND LEGACY	699	Mutual Fund	26,032
METROPOLITAN WEST TOTAL RETURN	8,350	Mutual Fund	88,090
MFS INTL VALUE CL A	727	Mutual Fund	24,516
MOTLEY FOOL INDEPE	2,803	Mutual Fund	53,934
NEUBERGER BERMAN FOCUS FD INV	63	Mutual Fund	1,734
NORTHERN SMALL CAP CORE FUND	467	Mutual Fund	9,780
NUVEEN SYMPHONY MID CAP CORE A	11	Mutual Fund	345
OAKMARK INTL FD CLASS I	4,930	Mutual Fund	129,747
OAKMARK INTL SMALL CAP FUND	1,238	Mutual Fund	21,398
OBERWEIS INTL OPPTY FD	587	Mutual Fund	11,418
OPPENHEIMER DEVELOPING MKTS F	194	Mutual Fund	7,360
OPPENHEIMER INTL GROWTH FD CL	1,188	Mutual Fund	45,569
OPPENHEIMER SENIOR FLOATI	954	Mutual Fund	8,044
OPPENHEIMER STEELPATH MLP SL	1,936	Mutual Fund	23,772
PACIFIC ADV SMALL CAP VALUE	17	Mutual Fund	1,026
PARNASSUS EQUITY INCOME FUND I	728	Mutual Fund	26,719
PAYDEN EQUITY INCOME FD	381	Mutual Fund	4,873
PERMANENT PORTFOLIO	97	Mutual Fund	4,167
PIMCO ALL ASSET ALL AUTHOR	3,355	Mutual Fund	33,112
PIMCO ALL ASSET ALL AUTHOR	4,431	Mutual Fund	43,864
PIMCO ALL ASSET CL D	2,835	Mutual Fund	34,246
PIMCO ALL ASSET INSTL CL	1,819	Mutual Fund	21,977
PIMCO COMMODITY REAL RETURN	2,816	Mutual Fund	15,261
PIMCO COMMODITY REAL RETURN	3,958	Mutual Fund	21,732
PIMCO DIV AND INCM BUILDE	273	Mutual Fund	3,463
PIMCO EMER MKTS CURRENCY INSTL	6,096	Mutual Fund	61,687
PIMCO GLOBAL ADVANTAGE STRATE	3,769	Mutual Fund	41,612
PIMCO GNMA D	8,533	Mutual Fund	93,602
PIMCO TOTAL RETURN FUND CL D	15,478	Mutual Fund	165,465
PIMCO TOTAL RETURN FUND INSTL	9,209	Mutual Fund	98,444
PIMCO UNCONSTRAINED BD FD IN	2,366	Mutual Fund	26,235
PRINCIPAL GLOBAL DIVERSE INCM	212	Mutual Fund	2,992
RYDEX GOVT LONG BD 1.2X STRATE	685	Mutual Fund	9,553
RYDEX NASDAQ-100 FUND INV CL	134	Mutual Fund	2,863
SCHWAB DIVIDEND EQUITY FUND	1,269	Mutual Fund	22,536
SCHWAB FUNDAMENTAL US LARGE	2,506	Mutual Fund	35,585
SCHWAB GNMA FUND	3,003	Mutual Fund	29,730
SCHWAB HEALTH CARE FUND	316	Mutual Fund	7,370
SCHWAB INTL INDEX FUND	715	Mutual Fund	14,215
SCHWAB MARKETTRACK CONSER	495	Mutual Fund	7,612
SCHWAB S&P 500 INDEX FD	1,475	Mutual Fund	42,552

WILLIS NORTH AMERICA INC.

401(K) RETIREMENT SAVINGS PLAN

Employer Identification Number - 13-5654526

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2013

Identity of issue, borrower, lessor, or similar party		Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current Value
SCHWAB SMALL CAP INDEX FUND	2,476	Mutual Fund	68,312
SCHWAB TARGET 2020 FUND	1,570	Mutual Fund	21,429
SCHWAB TOTAL STOCK MKT INDEX	352	Mutual Fund	11,842
SCHWAB TREASURY INFLAT	7,476	Mutual Fund	81,264
SCOUT CORE BD FD CL I	1,875	Mutual Fund	21,303
SCOUT SMALL CAP FD	399	Mutual Fund	9,533
SCOUT UNCONSTRAINED BOND FD CL	901	Mutual Fund	10,662
SEQUOIA FUND	42	Mutual Fund	9,465
SMEAD VALUE FD INV CL	183	Mutual Fund	6,612
SOUND SHORE INVESTOR	2,002	Mutual Fund	98,196
SSGA EMERGING MARKETS FD	148	Mutual Fund	2,619
T ROWE PRICE EUROPEAN STOCK	209	Mutual Fund	4,491
T ROWE PRICE INST FLOATI	3,709	Mutual Fund	38,165
T ROWE PRICE MEDIA AND TELECO	315	Mutual Fund	21,884
TEMPLETON FOREIGN FUND CL A	1,076	Mutual Fund	8,945
TEMPLETON WORLD A	2,528	Mutual Fund	49,072
TETON WESTWOOD BALANCED FD CL	1,540	Mutual Fund	19,284
THIRD AVENUE VALUE FD INSTL	506	Mutual Fund	28,969
THORNBURG DEVELOPING WORLD	430	Mutual Fund	8,061
THORNBURG INVT INCOME BUILDE	510	Mutual Fund	10,654
THORNBURG LTD TERM INCM FD CL	1,004	Mutual Fund	13,331
TIAA CREF HIGH YIELD BOND F	667	Mutual Fund	6,839
TIAA CREF INSTL SOCIAL CHOICE	404	Mutual Fund	5,718
TIAA CREF MID CAP GROWTH FD RE	467	Mutual Fund	10,595
TOCQUEVILLE GOLD FUND	46	Mutual Fund	1,504
TOUCHSTONE SANDS CAPITAL SLCT	1,942	Mutual Fund	33,935
VANGUARD DEVELOPED MKTS INDEX	8,884	Mutual Fund	102,792
VANGUARD DIV GROWTH FD INVEST	903	Mutual Fund	19,284
VANGUARD EMRG MKTS STK INDEX	1,330	Mutual Fund	34,387
VANGUARD EQUITY INCOME FD INV	206	Mutual Fund	6,139
VANGUARD HEALTH CARE FD INVES	28	Mutual Fund	5,152
VANGUARD HIGH YIELD CORP FUND	1,469	Mutual Fund	8,860
VANGUARD INTL EXPLORER INVES	1,828	Mutual Fund	33,665
VANGUARD INTL GROWTH FD INVEST	1,086	Mutual Fund	25,345
VANGUARD MID CAP GROWTH INDEX	816	Mutual Fund	28,935
VANGUARD REIT INDEX FUND INVES	840	Mutual Fund	18,031
VANGUARD SHORT TERM BOND INDEX	5,059	Mutual Fund	53,069
VANGUARD SHORT TERM INVEST	3,160	Mutual Fund	33,811
VANGUARD SMALL CAP GWTH INDEX	1,210	Mutual Fund	41,600
VANGUARD SMALL CAP INDEX FD IN	666	Mutual Fund	35,112
VANGUARD TOTAL BD MARKET INDEX	7,859	Mutual Fund	82,994
VANGUARD TOTAL INTL STK INDEX	1,979	Mutual Fund	33,152
VANGUARD TOTAL STOCK MKT INDEX	2,347	Mutual Fund	109,526
VANGUARD WELLINGTON FD INVEST	588	Mutual Fund	22,325
VIRTUS DYNAMIC ALPHAS	5,254	Mutual Fund	68,664
VIRTUS PREMIUM ALPHAS	4,056	Mutual Fund	67,165
VULCAN VALUE PARTNERS FD	1,477	Mutual Fund	26,944
WASATCH LONG SHORT FD INV	1,075	Mutual Fund	17,431
WASATCH SMALL CAP GROWTH FD IN	385	Mutual Fund	20,194
WEITZ SHORT INTERMEDIATE INCOM	413	Mutual Fund	5,159
WEITZ VALUE FUND	333	Mutual Fund	14,960
WELLS FARGO ADVTG ABSLT RETURN	3,522	Mutual Fund	39,341
WELLS FARGO ADVTG DIVERS INTL	91	Mutual Fund	1,130
WELLS FARGO ADVTG GWTH FD IN	4,593	Mutual Fund	234,560
WELLS FARGO ADVTG INTRIN	411	Mutual Fund	9,441
WELLS FARGO ADVTG PREMIE	396	Mutual Fund	5,675
WHITE OAK SELECT GROWTH FUND	460	Mutual Fund	26,167
YACKTMAN FOCUSED SERVICE CL	513	Mutual Fund	12,897
YACKTMAN FUND SERVICE CL	7,839	Mutual Fund	184,521

Total			7,365,011

Common Stocks
Willis
WILLIS STOCK FUND	483,775	Shares of Common Stock	21,677,953

Total			21,677,953

Other Common Stock
1 800 FLOWERS.COM INC	1,400	Shares of Common Stock	7,574
3 D SYSTEMS CORP	177	Shares of Common Stock	16,449
3M COMPANY	1,291	Shares of Common Stock	181,117
A E S CORP	100	Shares of Common Stock	1,451
A M R CORPORATION XXXSTOCK	75	Shares of Common Stock	—
A T & T INC NEW	1,122	Shares of Common Stock	39,457
ABBOTT LABORATORIES	52	Shares of Common Stock	2,011
ABBVIE INC	52	Shares of Common Stock	2,741

WILLIS NORTH AMERICA INC.

401(K) RETIREMENT SAVINGS PLAN

Employer Identification Number - 13-5654526

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2013

Identity of issue, borrower, lessor, or similar party		Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current Value
ABERDEEN ASIA PAC INCM	10,000	Shares of Common Stock	57,600
ACCENTURE PLC CL A F	45	Shares of Common Stock	3,700
ACHILLION PHARMA INC ** PEN	1,980	Shares of Common Stock	6,572
ADAMS EXPRESS CO	87	Shares of Common Stock	1,140
ADT CORP	18	Shares of Common Stock	728
ADVANCED PHOTONIX CL A	4,000	Shares of Common Stock	2,759
ADVISORSHARES TRUST ETF RANGER	600	Shares of Common Stock	7,656
AETNA INC NEW	100	Shares of Common Stock	6,859
AGILENT TECHNOLOGIES INCTENDER	100	Shares of Common Stock	5,719
AGRIUM INC FDUTCH	100	Shares of Common Stock	9,148
AIRGAS INC TENDER	53	Shares of Common Stock	5,919
AKAMAI TECHNOLOGIES	22	Shares of Common Stock	1,038
ALAMOS GOLD INC F	400	Shares of Common Stock	4,852
ALASKA COMMUNS SYS GROUP	1,000	Shares of Common Stock	2,120
ALBERTA STAR DEV CP NEWF	200	Shares of Common Stock	31
ALCATEL LUCENT ADR FSPONSO	595	Shares of Common Stock	2,618
ALCOA INC	1,031	Shares of Common Stock	10,959
ALKANE RESOURCES ORD F	5,000	Shares of Common Stock	1,521
ALLEGHENY TECH INC NEW	45	Shares of Common Stock	1,603
ALLEGION PUBLIC LTD CO F	9	Shares of Common Stock	398
ALMOST FAMILY INC	500	Shares of Common Stock	16,165
ALNYLAM PHARMACEUTICALS ** PEN	500	Shares of Common Stock	32,150
ALPS TRUST ETF ALERIA	400	Shares of Common Stock	7,116
ALTRIA GROUP INC	409	Shares of Common Stock	15,696
ALTRIA GROUP INC	626	Shares of Common Stock	24,045
AMARIN CORP PLC NEW ADRFSPONSO	100	Shares of Common Stock	197
AMAZON COM INC	15	Shares of Common Stock	5,982
AMER ELECTRIC PWR CO INC	200	Shares of Common Stock	9,348
AMEREN CORPORATION	720	Shares of Common Stock	26,035
AMERICAN AIRLS GROUP INC	474	Shares of Common Stock	11,969
AMERICAN CAPITAL AGENCY REITS	500	Shares of Common Stock	9,645
AMERICAN GRAPHITE TECH	500	Shares of Common Stock	80
AMERICAN INTL GROUP INC TRADES	357	Shares of Common Stock	7,229
AMERICAN INTL GROUP NEW	1,027	Shares of Common Stock	52,424
AMERICAN SKIING CORP XXXPLAN O	1,830	Shares of Common Stock	—
AMERICAN TOWER CORP REIT	80	Shares of Common Stock	6,386
AMERICAN WATER WORKS CO ** PEN	137	Shares of Common Stock	5,783
AMERIPRISE FINANCIAL INC	50	Shares of Common Stock	5,753
AMERN SUPERCONDUCTOR CP	5,000	Shares of Common Stock	8,200
ANADARKO PETROLEUM CORP	600	Shares of Common Stock	47,592
ANNALY CAPITAL MGMT REIT	10,242	Shares of Common Stock	102,117
AOL INC	6	Shares of Common Stock	280
APERAM FNEW YO	1	Shares of Common Stock	18
APOLLO COMM REAL EST FIN** PEN	2,000	Shares of Common Stock	32,500
APOLLO GLOBAL MANAGEMENT** PEN	105	Shares of Common Stock	3,319
APPLE INC	50	Shares of Common Stock	28,051
APPLE INC	744	Shares of Common Stock	417,607
APPLIED MATERIALS INC	538	Shares of Common Stock	9,512
AQUA AMERICA INC	772	Shares of Common Stock	18,203
ARADIGM CORP NEW	180	Shares of Common Stock	32
ARCELOR MITTAL NY NEW FNEW YO	160	Shares of Common Stock	2,854
ARCH COAL INC	728	Shares of Common Stock	3,238
ARCHER-DANIELS-MIDLND CO	50	Shares of Common Stock	2,170
ARES CAPITAL CORP	2,500	Shares of Common Stock	44,425
ARLINGTON ASSET INVT NEW	1,000	Shares of Common Stock	26,390
ARTISAN PART ASSET MNGT ** PEN	95	Shares of Common Stock	6,193
ASSICURAZIONI GENL ORD F	150	Shares of Common Stock	3,543
ATLAS CORPORATION	103,000	Shares of Common Stock	340
ATLAS ENERGY LP	150	Shares of Common Stock	7,028
AUCTION MILLS INC NEW	4	Shares of Common Stock	—
AUTO DATA PROCESSING	40	Shares of Common Stock	3,232
AVALON HOLDINGS CORP A CLASS	1,000	Shares of Common Stock	5,200
AVERY DENNISON CORP	85	Shares of Common Stock	4,266
AVIAT NETWORKS INC	10,000	Shares of Common Stock	22,600
AVISTA CORPORATION	200	Shares of Common Stock	5,638
AXOGEN INC	200	Shares of Common Stock	898
B/E AEROSPACE INC	300	Shares of Common Stock	26,109
B2GOLD CORP F	392	Shares of Common Stock	792
BAIDU COM INC ADR F** PEN	35	Shares of Common Stock	6,226
BANCO SANTANDR CENT ADRFSPONSO	541	Shares of Common Stock	4,907
BANDERA GOLD LTD F	500	Shares of Common Stock	7
BANK OF AMERICA CORP	6,851	Shares of Common Stock	106,666
BARRICK GOLD CORP F	1,000	Shares of Common Stock	17,630

WILLIS NORTH AMERICA INC.

401(K) RETIREMENT SAVINGS PLAN

Employer Identification Number - 13-5654526

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2013

Identity of issue, borrower, lessor, or similar party		Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current Value
BAXANO SURGICAL INC	3,761	Shares of Common Stock	3,799
BAXTER INTERNATIONAL INC	300	Shares of Common Stock	20,865
BAYER A G SPONSORED ADRFSPONSO	350	Shares of Common Stock	49,700
BAYSWATER URANIUM NEW F	100	Shares of Common Stock	5
BAYTEX ENERGY CORP F	15	Shares of Common Stock	587
BED BATH & BEYOND	50	Shares of Common Stock	4,015
BERKLEY W R CORPORATION	107	Shares of Common Stock	4,622
BERKSHIRE HATHAWAY B NEWCLASS	485	Shares of Common Stock	57,502
BEST BUY INC	100	Shares of Common Stock	3,988
BIOELECTRONICS CORP	12,000	Shares of Common Stock	5
BIOGEN IDEC INC DUTCH	100	Shares of Common Stock	27,957
BIOGEN IDEC INC DUTCH	200	Shares of Common Stock	55,914
BIOMARIN PHARMACEUTICAL	300	Shares of Common Stock	21,105
BIOPURE CORP CL A NEW TRADIN	16	Shares of Common Stock	—
BLACK HILLS CORP	600	Shares of Common Stock	31,506
BLACKBERRY LTD F	500	Shares of Common Stock	3,720
BLACKHAWK NETWORK HLDGS ** PEN	500	Shares of Common Stock	12,630
BLACKSTONE GROUP LP ** PEN	578	Shares of Common Stock	18,205
BOEING CO ODDLOT	70	Shares of Common Stock	9,582
BONANZA OIL & GAS INC TRADIN	2,400	Shares of Common Stock	—
BOSTON SCIENTIFIC CORP	1,000	Shares of Common Stock	12,020
BP PLC ADR FSPONSO	760	Shares of Common Stock	36,935
BRANDYWINE REALTY TR NEWREIT	230	Shares of Common Stock	3,235
BRIGUS GOLD CORP F	7,000	Shares of Common Stock	5,460
BRINKS CO DUTCH	40	Shares of Common Stock	1,382
BRISTOL-MYERS SQUIBB CO ODDLOT	251	Shares of Common Stock	13,319
BROOKFIELD ASSET MGMT FWITH S	95	Shares of Common Stock	3,689
BROOKS AUTOMATION NEW DUTCH	31	Shares of Common Stock	325
BRUKER CORPORATION	600	Shares of Common Stock	11,862
BUFFALO WILD WINGS INC ** PEN	70	Shares of Common Stock	10,304
BUILDERS FIRSTSOURCE INC	1,000	Shares of Common Stock	7,130
C V S CAREMARK CORP	253	Shares of Common Stock	18,129
CADAN RESOURCES NEW F	100	Shares of Common Stock	2
CAESARSTONE SDOT YAM F** PEN	500	Shares of Common Stock	24,835
CAI INTERNATIONAL INC ** PEN	300	Shares of Common Stock	7,071
CALAMP CORP	380	Shares of Common Stock	10,629
CALLON PETROLEUM CO	500	Shares of Common Stock	3,265
CALUMET SPECIALTY PROD ** PRI	215	Shares of Common Stock	5,594
CAMPBELL SOUP COMPANY	500	Shares of Common Stock	21,640
CANADIAN ZINC CORP F	545	Shares of Common Stock	239
CAPITAL BK FINL CORP ** PEN	27	Shares of Common Stock	614
CAPITAL CITY BANK GROUP	500	Shares of Common Stock	5,885
CAPSTONE MINING CORP F	200	Shares of Common Stock	560
CARNIVAL CORP NEW FPAIRED	65	Shares of Common Stock	2,611
CATERPILLAR INC	270	Shares of Common Stock	24,504
CBOE HOLDINGS INC ** PEN	55	Shares of Common Stock	2,858
CEL SCI CORP NEW	10,000	Shares of Common Stock	5,919
CELGENE CORP	25	Shares of Common Stock	4,224
CENTRAL FD CDA LTD CLA FCLASS	2,170	Shares of Common Stock	28,753
CENVEO INC	5,825	Shares of Common Stock	20,038
CERNER CORP	400	Shares of Common Stock	22,296
CF INDUSTRIES HOLDINGS ** PEN	35	Shares of Common Stock	8,156
CHESAPEAKE UTIL CORP	100	Shares of Common Stock	6,002
CHEVRON CORPORATION	412	Shares of Common Stock	51,502
CHIMERA INVESTMENT CORP ** PEN	222	Shares of Common Stock	687
CHINA ENERGY SVGS TECH TRADIN	1,000	Shares of Common Stock	—
CHINA MOBILE H K ADR FSPONSO	50	Shares of Common Stock	2,615
CHINA STHN ARLNS ADR FSPONSO	100	Shares of Common Stock	1,974
CHIPOTLE MEXICAN GRILL ** PEN	8	Shares of Common Stock	4,262
CHUBB CORPORATION	42	Shares of Common Stock	4,079
CISCO SYSTEMS INC	1,739	Shares of Common Stock	39,007
CITADEL BROADCASTING CP	12	Shares of Common Stock	—
CITIGROUP INC NEW	6,569	Shares of Common Stock	342,310
CITRIX SYSTEMS INC	15	Shares of Common Stock	949
COASTAL BANKING COMPANY	1,000	Shares of Common Stock	7,750
COCA COLA COMPANY	1,149	Shares of Common Stock	47,471
CODEXIS INC ** PEN	10,000	Shares of Common Stock	14,000
COEUR MINING INC	700	Shares of Common Stock	7,595
COGNIZANT TECH SOL CL A	50	Shares of Common Stock	5,049
COLGATE-PALMOLIVE CO	140	Shares of Common Stock	9,129
COLONIAL BANCGROUP INC REGIST	725	Shares of Common Stock	—
COMCAST CORP NEW CL A	238	Shares of Common Stock	12,384
COMCAST CP NEW CL A SPL WITH S	537	Shares of Common Stock	26,786

WILLIS NORTH AMERICA INC.

401(K) RETIREMENT SAVINGS PLAN

Employer Identification Number - 13-5654526

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2013

Identity of issue, borrower, lessor, or similar party		Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current Value
COMDISCO HOLDING CO RTSRIGHTS	150	Shares of Common Stock	11
COMMERCIAL METALS CO TENDER	100	Shares of Common Stock	2,033
COMPANIA DE MINAS ADR FSPONSO	500	Shares of Common Stock	5,610
COMPUTRZD THERML IMAGINGTRADIN	1,000	Shares of Common Stock	1
CONAGRA FOODS INC	200	Shares of Common Stock	6,740
CONOCOPHILLIPS	1,688	Shares of Common Stock	119,277
CONS WATER CO INC ORD F	725	Shares of Common Stock	10,221
CONTL PRECIOUS MINERALSF	1,000	Shares of Common Stock	86
COPA HOLDINGS SA F** PEN	40	Shares of Common Stock	6,404
COPPER NORTH MNG CORP F	40	Shares of Common Stock	1
CORINTHIAN COLLEGES INC	240	Shares of Common Stock	427
CORNING INC	200	Shares of Common Stock	3,564
COSTCO WHSL CORP NEW	30	Shares of Common Stock	3,600
COVIDIEN PLC NEW F	9	Shares of Common Stock	624
CSP VOIS INC	204	Shares of Common Stock	—
CUBESMART	764	Shares of Common Stock	12,185
CUMMINS INC	27	Shares of Common Stock	3,848
CYNOSURE INC ** PEN	600	Shares of Common Stock	15,984
CYS INVESTMENTS INC	5,293	Shares of Common Stock	39,221
DDR CORP	221	Shares of Common Stock	3,403
DECODE GENETICS INC XXXPLAN O	5,900	Shares of Common Stock	—
DEERE & CO	130	Shares of Common Stock	11,917
DELTA AIR LINES INC NEW	1,500	Shares of Common Stock	41,205
DENISON MINES CORP F	8,000	Shares of Common Stock	9,600
DEVON ENERGY CP NEW	200	Shares of Common Stock	12,374
DHT HOLDINGS INC NEW F	177	Shares of Common Stock	1,212
DIAGEO PLC NEW ADR FSPONSO	25	Shares of Common Stock	3,311
DIME CMNTY BANCSHARES	524	Shares of Common Stock	8,865
DIREXION SHS EXCH TRD FDDAILY	1,500	Shares of Common Stock	45,150
DIREXION SHS NEW ETF DAILY	1,228	Shares of Common Stock	20,839
DISNEY WALT CO	429	Shares of Common Stock	32,749
DITEM EXPLORATION INC F	1,000	Shares of Common Stock	4
DOMINOS PIZZA INC ** PEN	101	Shares of Common Stock	7,057
DOVER CORPORATION	50	Shares of Common Stock	4,827
DOW CHEMICAL COMPANY	200	Shares of Common Stock	8,880
DOW CHEMICAL COMPANY	210	Shares of Common Stock	9,324
DRYSHIPS INC F** PEN	100	Shares of Common Stock	470
DU PONT E I DE NEMOUR&CO	112	Shares of Common Stock	7,246
DUKE ENERGY CORP NEW	1,239	Shares of Common Stock	85,489
DUPONT FABROS TECHNOLOGY** PEN	250	Shares of Common Stock	6,178
DYNEX CAPITAL INC NEW REIT	600	Shares of Common Stock	4,800
E M C CORP MASS	1,260	Shares of Common Stock	31,702
E O G RESOURCES INC	624	Shares of Common Stock	104,737
EAGLE PLAINS RESOURCES F	34,500	Shares of Common Stock	2,274
EARTHLINK INC	100	Shares of Common Stock	507
EAST ASIA MINERALS CORPF	700	Shares of Common Stock	28
EATON CORP PLC F	50	Shares of Common Stock	3,806
EBAY INC	100	Shares of Common Stock	5,487
ECHELON CORPORATION	10,180	Shares of Common Stock	21,887
EDDIE BAUER HOLDINGS XXXBANKRU	5,000	Shares of Common Stock	—
EGSHARES ETF EMERGI	387	Shares of Common Stock	10,403
ELDORADO GOLD CORP NEW F	1,000	Shares of Common Stock	5,690
ELECTROGLAS CORP XXXREGIST	400	Shares of Common Stock	—
ELMIRA SVGS BK ELMIRA NY	611	Shares of Common Stock	15,386
ENDEAVOUR INTL CORP NEW	8	Shares of Common Stock	42
ENDEAVOUR SILVER CORP F	800	Shares of Common Stock	2,904
ENDURANCE SPECALTY HLDGF	100	Shares of Common Stock	5,867
ENERGY FUELS INC NEW F	88	Shares of Common Stock	502
ENERGY TRANSFER PARTNERS** PEN	500	Shares of Common Stock	40,870
ENERPLUS CORP F	250	Shares of Common Stock	4,545
ENTERPRISE PRD PRTNRS LP	45	Shares of Common Stock	2,984
ENTMNT GAMING ASIA NEW	250	Shares of Common Stock	310
ERICSSON TEL ADR B NEW FCL B S	120	Shares of Common Stock	1,469
EWORLD COMPANIES INC NEW	625,000	Shares of Common Stock	63
EXACT SCIENCES CORP	8,000	Shares of Common Stock	94,000
EXCO RESOURCES 14RTSTRADES	104	Shares of Common Stock	17
EXCO RESOURCES INC ** PEN	105	Shares of Common Stock	557
EXELIXIS INC	1,600	Shares of Common Stock	9,808
EXELON CORPORATION	120	Shares of Common Stock	3,287
EXPO HOLDING INC	33,500	Shares of Common Stock	—
EXPRESS SCRIPTS HLDG CO	100	Shares of Common Stock	7,024
EXXON MOBIL CORPORATION	253	Shares of Common Stock	25,627
FACEBOOK INC CLASS A ** PEN	1,001	Shares of Common Stock	54,704

WILLIS NORTH AMERICA INC.

401(K) RETIREMENT SAVINGS PLAN

Employer Identification Number - 13-5654526

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2013

Identity of issue, borrower, lessor, or similar party		Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current Value
FAIRFAX FINANCIAL HLDGSF	50	Shares of Common Stock	20,003
FAIRPOINT COMMUN INC ** PEN	1	Shares of Common Stock	—
FASTENAL CO	50	Shares of Common Stock	2,376
FEDEX CORPORATION	25	Shares of Common Stock	3,645
FELLOWS ENERGY LTD TRADIN	3,500	Shares of Common Stock	—
FIDELITY MSCI ETF HEALTH	114	Shares of Common Stock	3,038
FIFTH STREET FINANCE CP ** PEN	6,000	Shares of Common Stock	55,500
FINISAR CORP NEW	300	Shares of Common Stock	7,176
FIRST MAJESTIC SILVER F	1,000	Shares of Common Stock	9,800
FIRST TR EXCH TRADED FD ISE WA	196	Shares of Common Stock	6,633
FIRSTHAND TECH VALUE FD	9	Shares of Common Stock	219
FLAMEL TECH SA ADR FSPONSO	1,000	Shares of Common Stock	8,050
FORD MOTOR COMPANY NEW TENDER	435	Shares of Common Stock	6,717
FORD MOTOR COMPANY NEW TENDER	800	Shares of Common Stock	12,344
FOUNTAIN HEALTHY AGING	7,500	Shares of Common Stock	4
FREEPORT MCMORAN COPPER	607	Shares of Common Stock	22,897
FREIGHTCAR AMERICA INC ** PEN	413	Shares of Common Stock	10,990
FRONTIER COMMUNICATIONS	15	Shares of Common Stock	70
FRONTIER RARE EARTH ORDF	4,563	Shares of Common Stock	1,592
FUSE SCIENCE INC	135,000	Shares of Common Stock	3,105
G T X INC ** PEN	2,500	Shares of Common Stock	4,125
GABELLI EQUITY TRUST INC	415	Shares of Common Stock	3,215
GALLAGHER ARTHUR J & CO	55	Shares of Common Stock	2,581
GAMESTOP CORP CL A NEW	552	Shares of Common Stock	27,202
GENERAL ELECTRIC COMPANY	2,356	Shares of Common Stock	66,052
GENERAL MILLS INC	365	Shares of Common Stock	18,211
GENERAL MOLY INC	3,000	Shares of Common Stock	4,020
GENUINE PARTS CO	180	Shares of Common Stock	14,974
GENWORTH FINANCIAL INC ** PEN	250	Shares of Common Stock	3,883
GERON CORP	400	Shares of Common Stock	1,896
GETTY REALTY CORP NEW REIT	304	Shares of Common Stock	5,583
GIANT INTERACTIVE ADR F** PEN	50	Shares of Common Stock	562
GILEAD SCIENCES INC	300	Shares of Common Stock	22,530
GILEAD SCIENCES INC	1,050	Shares of Common Stock	78,855
GLAXOSMITHKLINE PLC ADRFSPONSO	242	Shares of Common Stock	12,932
GLOBAL ALUMINA CORP FDUTCH	11,000	Shares of Common Stock	—
GLOBAL GEOPHYSICAL SERV ** PEN	10,000	Shares of Common Stock	16,100
GLOBAL PEOPLELINE TELECOREGIST	3	Shares of Common Stock	—
GOLD CANYON RES INC F	27,000	Shares of Common Stock	5,778
GOLDCORP INC NEW FEXCHAN	32	Shares of Common Stock	693
GOLDEN GOLIATH RES LTD F	21,000	Shares of Common Stock	935
GOLDEN MINERALS CO	250	Shares of Common Stock	118
GOLDMAN SACHS GROUP INC	37	Shares of Common Stock	6,509
GOOGLE INC ** PEN	60	Shares of Common Stock	67,243
GRACO INCORPORATED	40	Shares of Common Stock	3,125
GRAFTECH INTERNATIONAL	100	Shares of Common Stock	1,123
GRAMERCY PPTY TR INC REIT	13,500	Shares of Common Stock	77,625
GREAT PANTHER SILVER F	3,000	Shares of Common Stock	2,190
GREAT WESTN MNRLS GROUPF	10,000	Shares of Common Stock	700
GREEN EARTH TECHS INC	5,000	Shares of Common Stock	254
GREEN MTN COFFEE ROASTER	200	Shares of Common Stock	15,108
GREENLAND MIN & EGY ORDF	10,000	Shares of Common Stock	1,834
GSV CAPITAL CORP	50	Shares of Common Stock	605
GUGGENHEIM EXCH TRD FD BRIC E	173	Shares of Common Stock	5,980
GULF RESOURCES INC NEW	113	Shares of Common Stock	266
GULFPORT ENERGY CP NEW	350	Shares of Common Stock	22,096
GUYANA FRONTIER MINING F	9,000	Shares of Common Stock	18
H C P INC REIT	304	Shares of Common Stock	11,041
HALCON RESOURCES NEW	5,543	Shares of Common Stock	21,396
HALLIBURTON CO HLDG CO EXCHAN	10	Shares of Common Stock	508
HARD TO TREAT DISEASES	42,000	Shares of Common Stock	4
HARRIS CORPORATION	150	Shares of Common Stock	10,472
HARTE-HANKS INCORPORATED	1,011	Shares of Common Stock	7,908
HARTFORD FINL SVCS GRP	200	Shares of Common Stock	7,246
HAWAIIAN ELEC INDUSTRIES	1,000	Shares of Common Stock	26,060
HEALTH CARE REIT INC REIT	257	Shares of Common Stock	13,778
HEALTHSOUTH CORP NEW	680	Shares of Common Stock	22,658
HELICOS BIOSCIENCES CORP** PEN	520	Shares of Common Stock	2
HERBALIFE LTD F** PEN	200	Shares of Common Stock	15,740
HERSHEY COMPANY	26	Shares of Common Stock	2,544
HEWLETT-PACKARD COMPANY	755	Shares of Common Stock	21,133
HILTON WORLDWIDE HLDGS ** PEN	125	Shares of Common Stock	2,781
HOLLYFRONTIER CORP	48	Shares of Common Stock	2,385

WILLIS NORTH AMERICA INC.

401(K) RETIREMENT SAVINGS PLAN

Employer Identification Number - 13-5654526

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2013

Identity of issue, borrower, lessor, or similar party		Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current Value
HOME DEPOT INC TENDER	351	Shares of Common Stock	28,904
HONEYWELL INTERNATIONAL	32	Shares of Common Stock	2,931
HOOPER HOLMES INC	500	Shares of Common Stock	265
HORMEL FOODS CORP	700	Shares of Common Stock	31,619
HUDSON CITY BANCORP INC	700	Shares of Common Stock	6,601
IAMGOLD CORPORATION FEXCHAN	500	Shares of Common Stock	1,665
IMPACT SILVER CORP F	1,000	Shares of Common Stock	418
INGERSOLL RAND CL A NEWFIRELAN	28	Shares of Common Stock	1,716
INOVIO PHARMACEUTICALS	26,000	Shares of Common Stock	75,400
INSPIREMD INC NEW	5,000	Shares of Common Stock	12,300
INTEL CORP	5,678	Shares of Common Stock	147,365
INTERNATIONAL PAPER CO DUTCH	1,515	Shares of Common Stock	74,285
INTERPHARM HOLDINGS INC TRADIN	1,000	Shares of Common Stock	—
INTL BUSINESS MACHINES	340	Shares of Common Stock	63,847
INVENSENSE INC ** PEN	500	Shares of Common Stock	10,390
INVESCO MORTGAGE CAPITAL** PEN	761	Shares of Common Stock	11,165
INVESCO MUNI OPPORTUNITYTRUST	3,000	Shares of Common Stock	35,130
ION GEOPHYSICAL CORP	2,000	Shares of Common Stock	6,600
IPG PHOTONICS CORP ** PEN	200	Shares of Common Stock	15,522
IQ HEDGE MAC TRACKER ETFMACRO	565	Shares of Common Stock	14,826
IROBOT CORP ** PEN	50	Shares of Common Stock	1,739
ISCO INTERNATIONAL INXXXBANKRU	53,770	Shares of Common Stock	—
ISHARES CORE S&P ETF S&P 50	52	Shares of Common Stock	9,730
ISHARES ETF AAA- A	252	Shares of Common Stock	12,547
ISHARES MSCI EMRG MKT FDWITH S	624	Shares of Common Stock	26,080
ISHARES MSCI ETF EAFE M	243	Shares of Common Stock	14,970
ISHARES MSCI GRMNY GERMAN	1,547	Shares of Common Stock	49,133
ISHARES MSCI KOREA ETF CAPPED	40	Shares of Common Stock	2,587
ISHARES MSCI UTD KINGDM UNITED	1,091	Shares of Common Stock	22,780
ISHARES NASDAQ BIO ETF NASDAQ	58	Shares of Common Stock	13,173
ISHARES SILVER TRUST INDEX	1,943	Shares of Common Stock	36,354
ISHARES TR COMEX GOLD ** PEN	4,245	Shares of Common Stock	49,582
ISHARES TR LEHMAN BD FD LEHMAN	203	Shares of Common Stock	20,146
ISHARES TR MSCI EAFE FD WITH S	343	Shares of Common Stock	22,995
ISHARES TR RUSSELL 1000 RUSSEL	588	Shares of Common Stock	50,539
ISHARES TR RUSSELL 2000 WITH S	449	Shares of Common Stock	51,812
ISHARES TR S&P 500 BARRAS&P 50	173	Shares of Common Stock	17,084
ISHARES TR S&P LATN AMERS&P LA	112	Shares of Common Stock	4,158
ISHARES TR TIPS BOND E	215	Shares of Common Stock	23,602
ISHARES TR US INDL US IND	1,067	Shares of Common Stock	108,126
ISHARES U S PFD ETF U S PF	130	Shares of Common Stock	4,788
ISHARES US BROKER DEALER	134	Shares of Common Stock	5,170
ISIS PHARMACEUTICALS INC	600	Shares of Common Stock	23,904
ITC HOLDINGS CORP ** PEN	55	Shares of Common Stock	5,270
JABIL CIRCUIT INC	51	Shares of Common Stock	886
JADE ART GROUP INC NEW	45,000	Shares of Common Stock	450
JDS UNIPHASE CORP NEW	178	Shares of Common Stock	2,311
JET METAL CORP F	36	Shares of Common Stock	6
JOES JEANS INC	10,000	Shares of Common Stock	11,000
JOHNSON & JOHNSON	979	Shares of Common Stock	89,646
JPMORGAN CHASE & CO	285	Shares of Common Stock	16,672
K L A TENCOR CORP	1	Shares of Common Stock	36
KANSAS CITY SOUTHERN	305	Shares of Common Stock	37,756
KAR AUCTION SERVICES ** PEN	135	Shares of Common Stock	3,989
KIMBERLY-CLARK CORP	371	Shares of Common Stock	38,789
KINDER MORGAN ENERGY LP UNIT L	162	Shares of Common Stock	13,100
KINDER MORGAN ENERGY LP UNIT L	388	Shares of Common Stock	31,287
KINDER MORGAN HOLDCO LLC** PEN	102	Shares of Common Stock	3,681
KINDER MORGAN MGMT LLC	298	Shares of Common Stock	22,535
KINROSS GOLD CORP NEW F	2,500	Shares of Common Stock	10,950
KNIGHTSBRDG TANKERS ORDF	300	Shares of Common Stock	2,757
KRAFT FOODS GROUP	286	Shares of Common Stock	15,393
KRISPY KREME DOUGHNUT CP	500	Shares of Common Stock	9,645
KULICKE & SOFFA INDS INC	1,000	Shares of Common Stock	13,300
L BRANDS INC	151	Shares of Common Stock	9,342
L INTERNATIONAL COMPUTERTRADIN	200	Shares of Common Stock	—
LAB CP OF AMER HLDG NEW	400	Shares of Common Stock	36,548
LEUCADIA NATIONAL CORP	200	Shares of Common Stock	5,668
LEVEL 3 COMMUN NEW	116	Shares of Common Stock	3,848
LEXICON PHARMACEUTICALS	40	Shares of Common Stock	72
LIGHTBRIDGE CORP	17	Shares of Common Stock	25
LILLY ELI & COMPANY ODDLOT	743	Shares of Common Stock	37,889
LINDSAY CORPORATION	75	Shares of Common Stock	6,206

WILLIS NORTH AMERICA INC.

401(K) RETIREMENT SAVINGS PLAN

Employer Identification Number - 13-5654526

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2013

Identity of issue, borrower, lessor, or similar party		Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current Value
LINKEDIN ** PEN	15	Shares of Common Stock	3,252
LINNCO LLC ** PEN	5,500	Shares of Common Stock	169,455
LOCALSHARES INVT TR ETF NASHVI	206	Shares of Common Stock	5,611
LOCKHEED MARTIN CORP	30	Shares of Common Stock	4,460
LOEWS CORPORATION	252	Shares of Common Stock	12,156
LONGTOP FINL TECH ADS F** PEN	250	Shares of Common Stock	—
LORILLARD INC	85	Shares of Common Stock	4,308
LOWES COMPANIES INC	222	Shares of Common Stock	11,000
LSI CORPORATION	107	Shares of Common Stock	1,177
LULULEMON CORP ** PEN	104	Shares of Common Stock	6,139
LUMBER LIQUIDATORS HLDGS	70	Shares of Common Stock	7,202
LUXEYARD INC	1,500	Shares of Common Stock	18
LUXFER HLDGS PLC ADR F** PEN	725	Shares of Common Stock	15,124
LYONDELLBASELL INDS FCLASS	75	Shares of Common Stock	6,021
M D U RESOURCES GROUP	529	Shares of Common Stock	16,161
MACQUARIE INFRASTRUC LLC	110	Shares of Common Stock	5,987
MACYS INC	50	Shares of Common Stock	2,691
MAGELLAN MIDSTREAM PTNRS	65	Shares of Common Stock	4,113
MAGNUM HUNTER RESOURCES	1,220	Shares of Common Stock	8,918
MAGNUM HUNTER S CORP WTSWARRAN	622	Shares of Common Stock	—
MALLINCKRODT PUB F	1	Shares of Common Stock	52
MANITOWOC COMPANY INC	3	Shares of Common Stock	73
MANNKIND CORP	51,350	Shares of Common Stock	267,020
MARKET VECTORS ETF ** PEN	30	Shares of Common Stock	889
MARSH & MC LENNAN CO INC	46	Shares of Common Stock	2,225
MASCO CORP	200	Shares of Common Stock	4,554
MATTEL INCORPORATED	287	Shares of Common Stock	13,674
MC CORMICK & CO INC N-VTNON VO	172	Shares of Common Stock	11,854
MC DONALDS CORP EXCHAN	1,870	Shares of Common Stock	181,487
MEADOWBROOK INSURANCE GP	113	Shares of Common Stock	786
MEDIVATION INC	326	Shares of Common Stock	20,805
MEGA URANIUM LTD F	14,000	Shares of Common Stock	1,085
MELCO PBL ENTMT LTD ADRF**PEND	5,475	Shares of Common Stock	214,730
MERCK & CO INC NEW	504	Shares of Common Stock	25,234
MERGE HEALTHCARE INC	10,000	Shares of Common Stock	23,200
MERITAGE HOMES CORP	500	Shares of Common Stock	23,995
METANOR RESOURCES F	8,500	Shares of Common Stock	938
METLIFE INC	200	Shares of Common Stock	10,784
MFA FINANCIAL INC REIT	5,000	Shares of Common Stock	35,300
MGM MIRAGE TENDER	42	Shares of Common Stock	988
MICROCHIP TECHNOLOGY INC	90	Shares of Common Stock	4,028
MICROSOFT CORP DUTCH	3,905	Shares of Common Stock	146,088
MILLENNIUM CELL INC	5,000	Shares of Common Stock	5
MIND TECHNOLOGIES INC TRADIN	10,000	Shares of Common Stock	—
MINDRAY MED INTL ADR F** PEN	200	Shares of Common Stock	7,272
MIRANDA GOLD CORP F	23,000	Shares of Common Stock	3,266
MISTRAS GROUP INC ** PEN	123	Shares of Common Stock	2,568
MIZUHO FINL GROUP ADR FSPONSO	2,000	Shares of Common Stock	8,720
MOLSON COORS BREWING CLB	26	Shares of Common Stock	1,465
MOLYCORP INC ** PEN	1,100	Shares of Common Stock	6,182
MONDELEZ INTL INC CL A	561	Shares of Common Stock	19,798
MONSTER WORLDWIDE INC	2,500	Shares of Common Stock	17,825
MONTPELIER RE HLDGS LTDF	115	Shares of Common Stock	3,355
MORGAN STANLEY	1,000	Shares of Common Stock	31,360
MORGAN STANLEY	5,561	Shares of Common Stock	174,401
MOSAIC CO NEW	252	Shares of Common Stock	11,891
MOTOROLA SOLUTIONS INC	31	Shares of Common Stock	2,112
MULTICELL TECHS INC NEW	7,500	Shares of Common Stock	4
NAM TAI ELECTRONICS NEWF	1,516	Shares of Common Stock	10,823
NATIONAL GRID PLC ADR FSPONSO	571	Shares of Common Stock	37,268
NATIONAL OILWELL VARCO	256	Shares of Common Stock	20,326
NATL SCIENTIFIC CORP	250	Shares of Common Stock	6
NESTLE S A REG B ADR F1 ADR	25	Shares of Common Stock	1,840
NET 1 UEPS TECHS NEW	300	Shares of Common Stock	2,619
NETFLIX INC	32	Shares of Common Stock	11,781
NETSOL TECHNOLOGIES NEW	75	Shares of Common Stock	437
NEVSUN RESOURCES LTD F	2,000	Shares of Common Stock	6,640
NEW GOLD INC F	1,000	Shares of Common Stock	5,240
NEW RESIDENTIAL INV CORP	6,000	Shares of Common Stock	40,080
NEW YORK CMNTY BANCORP	1,236	Shares of Common Stock	20,831
NEW YORK MTG TRUST NEW REIT	350	Shares of Common Stock	2,447
NEWBRIDGE BANCORP CLASS	1,000	Shares of Common Stock	7,425
NEWCASTLE INVESTMENT CP REIT	6,000	Shares of Common Stock	34,440

WILLIS NORTH AMERICA INC.

401(K) RETIREMENT SAVINGS PLAN

Employer Identification Number - 13-5654526

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2013

Identity of issue, borrower, lessor, or similar party		Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current Value
NIKE INC CLASS B	100	Shares of Common Stock	7,873
NOBLE ENERGY INC	300	Shares of Common Stock	20,433
NORDIC AMERN TANKR LTD F	8	Shares of Common Stock	81
NORFOLK SOUTHERN CORP	125	Shares of Common Stock	11,604
NORTH AMERN DATACOM INC	1,000	Shares of Common Stock	—
NORTHEAST BANCORP NEW	700	Shares of Common Stock	6,706
NORTHISLE COPPER & GOLDF	40	Shares of Common Stock	1
NORTHSTAR REALTY FIN CP ** PEN	3,000	Shares of Common Stock	40,350
NOVARTIS A G SPON ADR FSPONSO	277	Shares of Common Stock	22,265
NUANCE COMMUN INC	200	Shares of Common Stock	3,040
NUTRACEUTICAL INTL CORP	100	Shares of Common Stock	2,678
NUVERRA ENVIRONMENTL NEW	620	Shares of Common Stock	10,410
NXP SEMICONDUCTORS NV F** PEN	150	Shares of Common Stock	6,890
OBN HOLDINGS INC NEW TRADIN	200	Shares of Common Stock	—
OCCIDENTAL PETE CORP	133	Shares of Common Stock	12,653
ONCOSEC MED INC	1,000	Shares of Common Stock	480
OPKO HEALTH INC	1,400	Shares of Common Stock	11,816
ORACLE CORPORATION	1,097	Shares of Common Stock	41,962
ORGANOVO HLDGS INC	5,000	Shares of Common Stock	55,350
OXUS GOLD PLC WEF ORD F	202,700	Shares of Common Stock	7,703
P I C O HOLDINGS INC NEW	245	Shares of Common Stock	5,662
PALADIN ENERGY LTD ORD FCANADI	1,000	Shares of Common Stock	423
PAN AMERICAN SILVER CP F	200	Shares of Common Stock	2,340
PANERA BREAD CO CL A	25	Shares of Common Stock	4,417
PARAMOUNT GOLD AND SILVRTRADIN	22,000	Shares of Common Stock	20,500
PARKER-HANNIFIN CORP	65	Shares of Common Stock	8,362
PARTNERRE LTD F	225	Shares of Common Stock	23,722
PATRIOT COAL CORP XXXBANKRU	1,500	Shares of Common Stock	6
PATRIOT NATL BANCORP INC	3,300	Shares of Common Stock	3,432
PEABODY ENERGY CORP	650	Shares of Common Stock	12,695
PENNEY J C CO INC	1,700	Shares of Common Stock	15,555
PENTAIR LTD F	8	Shares of Common Stock	621
PEPSICO INCORPORATED	723	Shares of Common Stock	59,959
PERRIGO CO PLC FUS SHA	251	Shares of Common Stock	38,518
PETROLEO BRASILEIRO ADRFSA PET	935	Shares of Common Stock	12,884
PFIZER INCORPORATED ODDLOT	817	Shares of Common Stock	25,012
PHARMATHENE INC	5,000	Shares of Common Stock	9,300
PHILIP MORRIS INTL INC	345	Shares of Common Stock	30,086
PHILLIPS 66	702	Shares of Common Stock	54,145
PIMCO CORP & INC OPPTY FUND	342	Shares of Common Stock	5,902
PIMCO CORP INCOME STRATE	800	Shares of Common Stock	12,640
PIMCO DYNAMIC CDT INC FD** PEN	2,000	Shares of Common Stock	44,960
PIMCO ETF 0-5 YR	555	Shares of Common Stock	59,030
PIMCO EXCH TRADED FUND TOTAL	154	Shares of Common Stock	16,096
PIMCO INCOME STRA FD II	500	Shares of Common Stock	4,975
PINETREE CAPITAL NEW F	1,500	Shares of Common Stock	467
PIONEER NATURAL RES CO	300	Shares of Common Stock	55,221
PLAINS ALL AMERN PPLN LPWITH S	35	Shares of Common Stock	1,812
PLUG POWER INC NEW	1,000	Shares of Common Stock	1,550
PLUM CREEK TIMBER CO REIT	200	Shares of Common Stock	9,302
POLARIS INDUSTRIES INC	15	Shares of Common Stock	2,185
PORTLAND GENERAL ELEC	850	Shares of Common Stock	25,670
POSITIVEID CORP NEW	20,000	Shares of Common Stock	552
POTASH CORP SASK INC FTENDER	500	Shares of Common Stock	16,480
POWERSHARES ETF FD TR IIS&P SM	30	Shares of Common Stock	1,375
POWERSHARES ETF SENIOR	2,200	Shares of Common Stock	54,736
POWERSHARES S&P ETF 500 LO	668	Shares of Common Stock	22,151
POWERSHS DB COMMDTY INDX	991	Shares of Common Stock	25,429
POWERSHS EXCH TRAD FD TRDYNAMI	66	Shares of Common Stock	1,913
POWERSHS EXCH TRAD FD TRFUNDAM	156	Shares of Common Stock	3,691
POWERSHS EXCH TRAD FD TRGLOBAL	288	Shares of Common Stock	6,644
POWERSHS EXCH TRAD FD TRPOWERS	100	Shares of Common Stock	8,294
POWERSHS EXCH TRAD FD TRPOWERS	514	Shares of Common Stock	10,496
POWERSHS EXCH TRAD FD TRPREFER	5,000	Shares of Common Stock	67,200
POWERSHS QQQ TRUST SER 1	854	Shares of Common Stock	75,149
PPM INVESTMENTS ORD F	919	Shares of Common Stock	3,937
PRAXAIR INC	15	Shares of Common Stock	1,950
PRECISION DRILLING CORPF	965	Shares of Common Stock	9,042
PRICELINE.COM INC NEW	25	Shares of Common Stock	29,060
PROCTER & GAMBLE EXCHAN	679	Shares of Common Stock	55,304
PROSHARES SHORT S&P 500	130	Shares of Common Stock	3,280
PROSHARES TRUST ETF ULTRAS	1,300	Shares of Common Stock	39,390
PROSHS ULTRASHRT ETF NEWULTRAS	75	Shares of Common Stock	2,225

WILLIS NORTH AMERICA INC.

401(K) RETIREMENT SAVINGS PLAN

Employer Identification Number - 13-5654526

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2013

Identity of issue, borrower, lessor, or similar party		Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current Value
PROSHS ULTRASHRT ETF NEWULTRAS	1,685	Shares of Common Stock	133,452
PROSHS ULTRASHT ETF NEW MSCI U	12	Shares of Common Stock	501
PROSPECT CAPITAL CORP	5,000	Shares of Common Stock	56,100
PROTHENA CORP PLC F	80	Shares of Common Stock	2,122
PUB SVC ENT GROUP INC	750	Shares of Common Stock	24,030
PUMA EXPLORATION INC F	6,650	Shares of Common Stock	1,224
PVH CORP	10	Shares of Common Stock	1,367
QUALCOMM INC	200	Shares of Common Stock	14,850
QUALCOMM INC	340	Shares of Common Stock	25,245
QUALMARK CORP	400	Shares of Common Stock	240
QUALYS INC ** PEN	700	Shares of Common Stock	16,177
QUICKSILVER RESOURCES	2,000	Shares of Common Stock	6,140
R A I T FINANCIAL TR NEW	9,100	Shares of Common Stock	81,627
R F MICRO DEVICES INC	1,000	Shares of Common Stock	5,160
RADIUS GOLD INC F	25,000	Shares of Common Stock	2,460
RAMBUS INC DEL	484	Shares of Common Stock	4,583
RANDGOLD RES LTD ADR FSPONSO	241	Shares of Common Stock	15,137
RANGE RESOURCES CORP	100	Shares of Common Stock	8,431
RAYONIER INC REIT	127	Shares of Common Stock	5,351
RAYTHEON COMPANY NEW ODD LO	509	Shares of Common Stock	46,202
REGENERON PHARMS INC	210	Shares of Common Stock	57,800
RELIANCE STL & ALUMINUM	153	Shares of Common Stock	11,574
RESMED INC	100	Shares of Common Stock	4,708
RITE AID CORPORATION	100	Shares of Common Stock	506
ROCKWELL AUTOMATION INC	24	Shares of Common Stock	2,836
ROCKWELL COLLINS INC	9	Shares of Common Stock	665
ROCKWOOD HOLDINGS INC ** PEN	100	Shares of Common Stock	7,192
ROVI CORPORATION	76	Shares of Common Stock	1,496
ROWE T PRICE GROUP INC	80	Shares of Common Stock	6,702
ROYAL GOLD INC	200	Shares of Common Stock	9,214
ROYCE GLOBAL VALUE TR	68	Shares of Common Stock	605
ROYCE VALUE TRUST INC	486	Shares of Common Stock	7,784
S P D R S&P 500 ETF TR EXPIRI	848	Shares of Common Stock	156,538
SALESFORCE COM ** PEN	220	Shares of Common Stock	12,142
SANDSTORM GOLD 14 WTSFWARRAN	4,000	Shares of Common Stock	1,064
SANGUINE CORP NEW	200	Shares of Common Stock	14
SANTANA MINERALS ORD F**PRIV	4,000	Shares of Common Stock	376
SCH FND EM LG ETF	190	Shares of Common Stock	5,103
SCH FND INTL LG ETF	196	Shares of Common Stock	5,477
SCH FND US LG ETF	202	Shares of Common Stock	5,501
SCH FND US SM ETF	201	Shares of Common Stock	5,617
SCH US MID-CAP ETF	353	Shares of Common Stock	13,202
SCHEIN HENRY INC	120	Shares of Common Stock	13,711
SCHLUMBERGER LTD F	200	Shares of Common Stock	18,022
SCHW US LCAP ETF	411	Shares of Common Stock	18,113
SCHW US LCAP VAL ETF	2,329	Shares of Common Stock	94,861
SCHW US SCAP ETF	459	Shares of Common Stock	24,109
SCOR ADR FSPONSO	1,000	Shares of Common Stock	3,620
SEADRILL LTD F	1,295	Shares of Common Stock	53,218
SEALED AIR CORP NEW	117	Shares of Common Stock	3,982
SEATTLE GENETICS INC	1,419	Shares of Common Stock	56,604
SECTOR SPDR ENGY SELECT SHARES	100	Shares of Common Stock	8,851
SECTOR SPDR FINCL SELECTSHARES	903	Shares of Common Stock	19,738
SECTOR SPDR INDL SELECT SHARES	15	Shares of Common Stock	790
SECTOR SPDR MATERIALS FDSHARES	4	Shares of Common Stock	186
SECTOR SPDR UTIL SELECT SHARES	149	Shares of Common Stock	5,653
SENOMYX INC ** PEN	1,000	Shares of Common Stock	5,060
SHERWIN WILLIAMS CO	20	Shares of Common Stock	3,690
SIEMENS A G ADR F1 ADR	230	Shares of Common Stock	31,857
SILGAN HOLDINGS INC TENDER	103	Shares of Common Stock	4,962
SILICON GRAPHICS INC XXXBANKRU	1,000	Shares of Common Stock	—
SILVER WHEATON CORP F	1,288	Shares of Common Stock	26,005
SIRIUS XM HLDGS INC	12,619	Shares of Common Stock	44,040
SIX FLAGS ENTERTAINMENT	35	Shares of Common Stock	1,289
SJM HOLDINGS LTD ORD F	16,000	Shares of Common Stock	53,651
SMAVE SOLUTIONS INC	15	Shares of Common Stock	—
SOLAR CAPITAL LTD ** PEN	300	Shares of Common Stock	6,765
SONDE RESOURCES CORP F	10,000	Shares of Common Stock	6,900
SONICBLUE INC XXXBANKRU	700	Shares of Common Stock	—
SONY CORP ADR NEW F1 ADR	100	Shares of Common Stock	1,729
SOUTHERN ARC MINERALS F	16,000	Shares of Common Stock	909
SOUTHERN COPPER CORP	172	Shares of Common Stock	4,935
SOUTHWEST AIRLINES CO	100	Shares of Common Stock	1,884

WILLIS NORTH AMERICA INC.

401(K) RETIREMENT SAVINGS PLAN

Employer Identification Number - 13-5654526

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2013

Identity of issue, borrower, lessor, or similar party		Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current Value
SPDR BARCLAYS ETF 1-3 YE	1,123	Shares of Common Stock	34,465
SPDR GOLD TRUST SPDR G	387	Shares of Common Stock	44,938
SPDR S&P DIVIDEND ETF	470	Shares of Common Stock	34,153
SPDR S&P GLOBAL ETF NATURA	314	Shares of Common Stock	15,775
SPDR SERIES TRUST ETF DB INT	308	Shares of Common Stock	18,031
SPDR SSGA EXCH TRADED FDBLACKS	405	Shares of Common Stock	20,258
SPECTRA ENERGY CORP	1,330	Shares of Common Stock	47,375
SPECTRASCIENCE INC NEW	4,576	Shares of Common Stock	81
SPIRIT AIRLINES ** PEN	1,000	Shares of Common Stock	45,410
SPLUNK INC ** PEN	616	Shares of Common Stock	42,301
SPONGETECH DELIVERY SYS TRADIN	735,525	Shares of Common Stock	74
STAR SCIENTIFIC INC	550	Shares of Common Stock	638
STARBUCKS CORP	573	Shares of Common Stock	44,940
STERIS CORP	250	Shares of Common Stock	12,013
STRATEGIC MINING CORP TRADIN	83	Shares of Common Stock	—
STRATEGIC RESOURCES LTD TRADIN	2,500	Shares of Common Stock	—
SUN LIFE FINANCIAL INC F	100	Shares of Common Stock	3,533
SUNTECH POWER HLDGS CO ** PEN	47	Shares of Common Stock	24
SUPERVALU INC	75	Shares of Common Stock	547
SYSCO CORPORATION	100	Shares of Common Stock	3,610
T J X COS INC	683	Shares of Common Stock	43,502
T R C COMPANIES INC	105	Shares of Common Stock	750
TAIWAN SEMICONDUCTR ADRFSPONSO	20	Shares of Common Stock	349
TAL INTERNATIONAL GROUP ** PEN	2,000	Shares of Common Stock	114,700
TANZANIAN ROYALTY EXPL F	6,000	Shares of Common Stock	10,500
TARGET CORPORATION	1,299	Shares of Common Stock	82,202
TCP CAPITAL CORP ** PEN	4,000	Shares of Common Stock	67,120
TE CONNECTIVITY LTD F	9	Shares of Common Stock	518
TELEFONICA SPON ADR FSPONSO	50	Shares of Common Stock	817
TELENAV INC ** PEN	1,500	Shares of Common Stock	9,885
TEMPLETON GLOBAL INCM FD	800	Shares of Common Stock	6,360
THE SOUTHERN COMPANY	958	Shares of Common Stock	39,368
THE WENDYS COMPANY	400	Shares of Common Stock	3,488
THE WHITEWAVE FOODS CO ** PEN	150	Shares of Common Stock	3,441
THL CREDIT INC ** PEN	3,768	Shares of Common Stock	62,134
TIANRONG BLDG MAT HLDGS REGIST	1,000	Shares of Common Stock	—
TIM HORTONS INC ** PEN	158	Shares of Common Stock	9,224
TIME WARNER CABLE	16	Shares of Common Stock	2,187
TIME WARNER INC NEW	142	Shares of Common Stock	9,930
TRANSOCEAN INC NEW F	179	Shares of Common Stock	8,846
TRANSWITCH CORP NEW	125	Shares of Common Stock	1
TRINA SOLAR LTD ADR F** PEN	100	Shares of Common Stock	1,367
TRUEBLUE INC	150	Shares of Common Stock	3,867
TUPPERWARE BRANDS CORP	30	Shares of Common Stock	2,836
TWITTER INC ** PEN	400	Shares of Common Stock	25,460
TWO HARBORS INVESTMENT	5,000	Shares of Common Stock	46,400
TYCO INTL LTD NEW F	38	Shares of Common Stock	1,557
U S A TRUCK INC	1,000	Shares of Common Stock	13,380
U S AUTO PARTS NETWORK ** PEN	2,000	Shares of Common Stock	4,960
U S BANCORP DEL NEW	45	Shares of Common Stock	1,818
U S G CORPORATION NEW	200	Shares of Common Stock	5,676
U308 CORP F	1,738	Shares of Common Stock	151
UCORE RARE METALS INC F	5,000	Shares of Common Stock	1,090
ULTRA PETROLEUM CORP F	250	Shares of Common Stock	5,413
UNDER ARMOUR INC ** PEN	55	Shares of Common Stock	4,802
UNILEVER PLC ADR NEW FWITH S	225	Shares of Common Stock	9,270
UNION PACIFIC CORP	45	Shares of Common Stock	7,560
UNITED CMNTY FINL CORP OHIO	1,245	Shares of Common Stock	4,445
UNITED CONTL HLDGS INC	105	Shares of Common Stock	3,972
UNITED PARCEL SERVICE B CLASS	170	Shares of Common Stock	17,864
UNITED TECHNOLOGIES CORP	257	Shares of Common Stock	29,224
UNITEDHEALTH GROUP INC	51	Shares of Common Stock	3,811
UNIVERSAL DISPLAY CORP	500	Shares of Common Stock	17,180
URANERZ ENERGY CORP	600	Shares of Common Stock	768
US BIOTEC INC NEW	196	Shares of Common Stock	—
VALE SA ADR FSPONSO	1,450	Shares of Common Stock	22,113
VALLEY NATIONAL BANCORP	1,171	Shares of Common Stock	11,847
VANGUARD BOND INDEX FUNDTOTAL	776	Shares of Common Stock	62,119
VANGUARD DIV APPRCIATION	1,451	Shares of Common Stock	109,144
VANGUARD ENERGY ETF	25	Shares of Common Stock	3,161
VANGUARD FTSE EMERGING MARKET	830	Shares of Common Stock	34,146
VANGUARD FTSE ETF DEVELO	700	Shares of Common Stock	29,176
VANGUARD FTSE EUROPE ETF	50	Shares of Common Stock	2,963

WILLIS NORTH AMERICA INC.

401(K) RETIREMENT SAVINGS PLAN

Employer Identification Number - 13-5654526

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2013

Identity of issue, borrower, lessor, or similar party		Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current Value
VANGUARD GROWTH	1,007	Shares of Common Stock	93,736
VANGUARD INTL EQTY ETF GLOBAL	246	Shares of Common Stock	13,402
VANGUARD REIT	207	Shares of Common Stock	13,364
VANGUARD SMALL CAP GRWTH	334	Shares of Common Stock	40,838
VANGUARD TOTAL STOCK MKTSTK MK	400	Shares of Common Stock	38,368
VELATEL GLOBAL COMM NEW	200	Shares of Common Stock	—
VERIZON COMMUNICATIONS	674	Shares of Common Stock	33,130
VESTA INSURANCE GROUPXXXBANKRU	216	Shares of Common Stock	—
VICAL INC	10,000	Shares of Common Stock	11,800
VISHAY INTERTECHNOLOGY	400	Shares of Common Stock	5,304
VISHAY PRECISION GROUP	28	Shares of Common Stock	417
VIVUS INC	600	Shares of Common Stock	5,448
VODAFONE GROUP NEW ADR FSPONSO	330	Shares of Common Stock	12,972
VOIS INCORPORATED RESTRI	833	Shares of Common Stock	—
VOXX INTERNATIONAL CL A	100	Shares of Common Stock	1,670
VULCAN MATERIALS COMPANYEXCHAN	200	Shares of Common Stock	11,884
WABCO HOLDINGS INC	39	Shares of Common Stock	3,643
WALGREEN COMPANY	145	Shares of Common Stock	8,329
WAL-MART STORES INC	262	Shares of Common Stock	20,639
WELLPOINT INC	40	Shares of Common Stock	3,696
WELLS FARGO & CO NEW	895	Shares of Common Stock	40,641
WESTERN COPPER & GOLD F	80	Shares of Common Stock	56
WESTERN REFINING INC ** PEN	9	Shares of Common Stock	378
WEYERHAEUSER CO TENDER	106	Shares of Common Stock	3,359
WHIRLPOOL CORP	30	Shares of Common Stock	4,746
WHOLE FOODS MARKET INC	70	Shares of Common Stock	4,074
WILLIAMS COMPANIES	1,231	Shares of Common Stock	47,461
WILLIAMS SONOMA	100	Shares of Common Stock	5,828
WILLIS GRP HLDGS PUBLICF	160	Shares of Common Stock	7,170
WISDOMTREE ASIA ETF LOCAL	349	Shares of Common Stock	16,686
WISDOMTREE DEFA EQUITY INCOME	209	Shares of Common Stock	9,924
WISDOMTREE EMERGING ETF MKTS L	753	Shares of Common Stock	34,653
WISDOMTREE EQUITY INC FDHI YIE	89	Shares of Common Stock	4,929
WISDOMTREE INDIA EARNING	252	Shares of Common Stock	4,402
WISDOMTREE JPN HDGD EQTYJAPAN	1,340	Shares of Common Stock	68,147
WISDOMTREE MIDCAP DIVDNDMIDCAP	20	Shares of Common Stock	1,470
WISDOMTREE SMALLCAP DIV SMALLC	73	Shares of Common Stock	4,935
WISDOMTREE TRUST ** PEN	62	Shares of Common Stock	3,141
WISDOMTREE TRUST BRAZIL	1,123	Shares of Common Stock	19,428
WPX ENERGY INC	700	Shares of Common Stock	14,266
WYNN RESORTS	71	Shares of Common Stock	13,766
XEROX CORP	492	Shares of Common Stock	5,990
XL GROUP PLC F	1,200	Shares of Common Stock	38,208
XOMA CORP	500	Shares of Common Stock	3,365
YAHOO INC	380	Shares of Common Stock	15,367
YAMANA GOLD INC F	2,000	Shares of Common Stock	17,240
YORA INTL INC NEW	275	Shares of Common Stock	—
YORK WATER COMPANY	300	Shares of Common Stock	6,279
ZALICUS INC NEW	4,225	Shares of Common Stock	4,690
ZILLOW INC CL A ** PEN	25	Shares of Common Stock	2,043
ZION OIL & GAS INC ** PEN	1,100	Shares of Common Stock	1,551
ZIX CORPORATION	20	Shares of Common Stock	91
ZURICH INSURANCE GP ADRFSPONSO	1,000	Shares of Common Stock	29,170
ZYNGA INC ** PEN	1,000	Shares of Common Stock	3,800

Total			12,609,854

Guaranteed Investment Contracts
WILLIS STABLE VALUE FUND		Group Annuity Insurance Contracts	123,300,992
TFLIC STABLE 5 FUND		Group Annuity Insurance Contracts	40,668,787

Total			163,969,779

Money Market Funds
Cash	301,433	Money Market	301,433
SCHWAB US TREAS MONEY FD	393,167	Money Market	393,167
SCHWAB MONEY MARKET FUND	4,475,508	Money Market	4,475,508
SCHWAB CASH RESERVES SWEEP	6,751	Money Market	6,751
SCHWAB MONEY MARKET FUND	155,316	Money Market	155,316

Total			5,332,175

Other Financial Assets
TFLIC General Account		General Insurance Assets	275,087
State Street Bank & Trust Co. Cash Reserve Account		Cash Reserve Account	21,326
AMERICAN EXPRESS 7.25% 05/20/2	20,000	Corporate Bonds	20,505
FORD MOTOR CREDIT 8% 06/01/201	25,000	Corporate Bonds	25,754
GOLDMAN SACHS GROUP 5% 09/15/2	20,000	Corporate Bonds	19,057
GREIF INC. 6.75% 02/01/2017	10,000	Corporate Bonds	11,050

WILLIS NORTH AMERICA INC.

401(K) RETIREMENT SAVINGS PLAN

Employer Identification Number - 13-5654526

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2013

Identity of issue, borrower, lessor, or similar party		Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current Value
JPMORGAN CHASE BANK 5.875% 06/	10,000	Corporate Bonds	11,052
L-3 COMMS CORP 4.75% 07/15/202	11,000	Corporate Bonds	11,399
MCKESSON CORPORATION 6.5% 02/1	15,000	Corporate Bonds	15,096
SOUTHWEST AIRLINES 5.75% 12/15	10,000	Corporate Bonds	11,168
TIME WARNER CABLE 4.125% 02/15	20,000	Corporate Bonds	18,701
WEINGARTEN RLTY INV 4.857% 01/	10,000	Corporate Bonds	10,010
WELLS FARGO BANK 4.125% 08/15/	15,000	Corporate Bonds	14,935
BARCLAYS BANK DE 3.2% CD 10/14	50,000	CD	51,087
DISCOVER BANK 1% CD 03/30/2015	50,000	CD	50,324
DISCOVER BANK 1.9% CD 09/21/20	9,000	CD	9,248
DISCOVER BANK 2.2% CD 05/25/20	15,000	CD	15,508
GE CAP RETAIL BANK 2.3% CD 05/	10,000	CD	10,072
GOLDMAN SACHS BANK 3.25% CD 10	245,000	CD	243,608
GOLDMAN SACHS BK USA 2% CD 10/	42,000	CD	41,106

Total			886,093

PARTICIPANT NOTES RECEIVABLE		Participant notes receivable bearing interest ranging from 4.25% to 10.12% and maturity dates from January 1, 2014 to December 15, 2028	8,824,628

		Adjustment from Fair Value to Contract Value for Stable Value Funds	(13,823,365)

			$778,085,120

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Willis 401(k) Retirement Savings Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WILLIS 401(K) RETIREMENT SAVINGS PLAN

	By:	/s/ Lynn Bissinger
Lynn Bissinger
Director, US Benefits Willis North America Inc.
Dated: June 27, 2014